SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of October, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP PLC names Loren M Starr New
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                                Chief Financial Officer
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For Immediate Release

Contact:
Doug Kidd, Managing Director, Corporate Communications
Phone:
+1 404 479 2922 (U.S.)


AMVESCAP Names Loren M. Starr New Chief Financial Officer


Atlanta, GA--October 4, 2005-- AMVESCAP PLC today announced that Loren M. Starr has been appointed senior vice president and chief financial officer (CFO), effective October 12, 2005.
Mr. Starr, 44, will report to Martin L. Flanagan, AMVESCAP president and CEO. As CFO, Mr. Starr follows James I. Robertson who continues as an AMVESCAP executive vice president and member of the AMVESCAP PLC Board of Directors.

Most recently, Mr. Starr served from 2001 to July 2005 as senior vice president and CFO of Janus Capital Group Inc., after serving as head of corporate finance from 1998 to 2001 at another major U.S. mutual fund company, Putnam Investments. Prior to Putnam Investments, Starr held a series of increasingly senior corporate finance roles with Lehman Brothers, Inc. and Morgan Stanley & Co., Inc.

"Loren Starr is one of the most experienced financial professionals in the investment management industry," said Mr. Flanagan. "With his practical knowledge of all aspects of a public investment management company, including mutual fund expertise and corporate finance, Loren's skills will strengthen our management team as we work to build value for our clients and shareholders."

Starr, who will be relocating to Atlanta, received a bachelor of arts in chemistry and a bachelor of science in industrial engineering from Columbia University. He earned an MBA also from Columbia and an M.S. in operations
research from Carnegie Mellon University.   Starr is a Certified Treasury
Professional (CTP) and currently serves as vice chairman of the Association for Financial Professionals (AFP).

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, INVESCO PERPETUAL and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail, institutional and private wealth management products for clients around the world. The company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  4 October, 2005                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary